EXHIBIT 99.1

Financial statements for the year ended

31 March 2003

James Hardie Industries N.V. and Subsidiaries

James Hardie Industries N.V. and Subsidairies

31 March 2003

Contents

Annual report of the directors	1
Consolidated balance sheet as at 31 March 2003	11
Consolidated profit and loss account 2003	12
Consolidated cash flow statement 2003	13
Notes to the consolidated balance sheet and profit and loss account	14
Balance sheet as at 31 March 2003	28
Profit and loss account 2003	29
Notes to the balance sheet and profit and loss account	30
Other information	35
Profit appropriation according to the Articles of Association
Proposed profit appropriation
Auditors’ report	36

EXHIBIT 1

SUPERVISORY BOARD

NON-EXECUTIVE DIRECTORS
Alan McGregor AO, MA (Cantab), LLB
Chairman, Supervisory Board & Joint Board Age 66
Mr McGregor joined James Hardie as a non-executive Director in 1989 and became Chairman in 1995. He is now the Chairman of the Joint Board and the Supervisory Board and a member of the Audit Committee, Nominating and Governance Committee, and Remuneration Committee.

Mr McGregor has had a distinguished career in the law and as a director and chairman of a number of large Australian public companies.

He is Chairman of Burns Philp & Co. Ltd, the Australian Wool Testing Authority Ltd and the Centre for Independent Studies. He is a former Chairman of FH Faulding & Co Ltd. Mr McGregor is a Board or Committee Member of a number of charitable and community organisations.

Mr McGregor is a resident of Australia.

Michael Brown BEc, MBA, FCPA
Age 57
Mr Brown joined James Hardie as a non-executive Director in September 1992. He is a member of the Joint Board and Supervisory Board, and Chairman of the Audit Committee.

Mr Brown has broad executive experience spanning finance, accounting and general management in Australia, Asia and the United States.

He was Group Finance Director of Brambles Industries Ltd from 1995 to 2000; prior to that he was Finance Director of Goodman Fielder Ltd, Renison Goldfields Consolidated Ltd, and Esso Australia Ltd.

He is Chairman of Repco Corporation and of Energy Developments Ltd, and Vice President of the Royal Blind Society of New South Wales.

Mr Brown is a resident of Australia.

Gregory J Clark PhD
Age 60
Mr Clark was appointed a non-executive Director in July 2002 after serving as a consultant to the board. He is a member of the Joint Board and Supervisory Board and a member of the Nominating and Governance Committee.

Mr Clark has a distinguished background in science and business, specialising in the development and commercialisation of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding young Australian scientist.

He is the former President and COO of US-based Loral Space and Communications LLC, former President of News Corporation’s News Technology Group and was a member of News Corporation’s Executive Committee.

Mr Clark is currently Vice Chairman of Knowledge Universe, a private company and a technology adviser to a number of financial institutions.

Mr Clark is a resident of the USA.

Michael Gillfillan BA, MBA
Age 55
Mr Gillfillan joined James Hardie as a non-executive Director in August 1999. He is a member of the Joint Board and the Supervisory Board, as well as the Audit Committee and the Nominating and Governance Committee.

He provides James Hardie with considerable knowledge of United States capital markets and a depth of experience in commercial and corporate banking.

Mr Gillfillan has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank in the USA.

He was recently appointed a Director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA and is a partner at Meriturn Partners LLC.

Mr Gillfillan is a resident of the USA.

Meredith Hellicar BA, LLM (Hons)
Age 49
Ms Hellicar joined James Hardie as a non-executive Director in May 1992. She is a member of the Joint Board and Supervisory Board and a member of the Remuneration Committee and the Nominating and Governance Committee.

She is experienced as a company director and has held chief executive positions in resources, transport and logistics, law and financial services.

Ms Hellicar was Chief Executive Officer of the large law firm, Corrs Chambers Westgarth, Managing Director of TNT Logistics Asia Pte Ltd and of Intech Pty Ltd.

Ms Hellicar is a Director of AMP Limited, Southern Cross Airports Group and HCS Limited, Chairman of The Sydney Institute and HLA Envirosciences Pty Limited, and a Board or committee member of several charitable organisations. Ms Hellicar is also a member of the Australian Takeovers Panel.

Ms Hellicar is a resident of Australia.

James Loudon BA (Cantab), MBA
Age 60
Mr Loudon was appointed a Director in July 2002 after serving as a consultant to the board. He is a member of the Joint Board and the Supervisory Board and a member of the Audit Committee and the Nominating and Governance Committee.

Mr Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries.

He was Group Finance Director of Blue Circle Industries Plc, one of the world’s largest cement producers, from 1987 to 2001. Prior to this he was the first Vice-President of Finance for Blue Circle’s companies in the United States.

Mr Loudon is currently Deputy Chairman of Caledonia Investments Plc, a non-executive Director of Malayan Cement Berhad, Chairman of the Blue Circle Pension Fund Investment Committee, and Governor of the University of Greenwich.

Mr Loudon is a resident of the UK.

MANAGING BOARD

EXECUTIVE DIRECTOR
Peter Macdonald BCA, MBA Chief Executive Officer; Chairman, Managing Board
Age 50
Mr Macdonald joined James Hardie in 1993 as General Manager of the company’s Australian fibre cement business and was appointed President of our USA operations in 1994.

He was appointed Chief Operating Officer in September 1998 and Managing Director and Chief Executive Officer in November 1999.

His career includes more than 20 years’ experience in building and construction markets in the Americas, Asia and Australia. Prior to joining James Hardie, Mr Macdonald held senior roles at CSR Ltd and Metal Manufactures Ltd.

Mr Macdonald is a resident of the USA.

CONSULTANT

Martin Koffel MS, MBA
Age 64
Mr Koffel joined James Hardie as a non-executive Director in August 1999 and has served on the company’s Supervisory Board, Joint Board and Remuneration Committee. He resigned from these positions in 2002 to serve as a consultant to the board.

Mr Koffel provides James Hardie with considerable experience gained as Chief Executive Officer of a US public company. He is Chairman and CEO of URS Corporation, and a Director of McKesson Corporation.

Explanation of degrees and abbreviations
AO Order of Australia; MA (Cantab) Master of Arts, Cambridge University, UK; BA (Cantab) Bachelor of Arts, Cambridge University, UK; LLB Bachelor of Laws; BEc Bachelor of Economics; MBA Master of Business Administration; FCPA Fellow Certified Practicing Accountants; PhD Doctor of Philosophy; BA Bachelor of Arts; LLM Master of Laws; (Hons) Honours; BCA Bachelor of Commerce and Administration; MS Master of Science. Your Directors present their report on the consolidated entity consisting of James Hardie Industries NV (“JHI NV”) and the entities it controlled at the end of, or during, the year ended 31 March 2003 (“James Hardie”).

Your Directors’ present their report on the consolidated entity consisting of James Hardie Industries NV (“JHI NV”) and the entities it controlled at the end of, or during, the year ended 31 March 2003 (“James Hardie”).

Directors

At the date of this report the members of the Supervisory Board are: Messrs AG McGregor and MR Brown, Ms M Hellicar, Messrs MJ Gillfillan, JRH Loudon and GJ Clark and the Management Board member is Mr PD Macdonald. The Joint Board consists of all of the members of the Supervisory Board plus Mr PD Macdonald.

Directors’ qualifications, experience and special responsibilities are set out on pages     .

JHI NV Board changes between 1 April 2002 to the date of this report were: Messrs JRH Loudon and GJ Clark were appointed to the Supervisory Board by shareholders on 19 July 2002, Mr MM Koffel retired from the Supervisory Board on 19 July 2002, and Mr DE Cameron resigned from the Managing Board on 11 March 2003.

Current JHI NV secretaries

Mr PJ Shafron and Ms SE Parabirsing.

Corporate Governance

Details of JHI NV’s corporate governance and Board Committees are set out on pages 51-55 of the Annual Report and are commented upon in the Chairman’s Report on pages 6 and 7 of the Annual Report.

Directors’ attendance at JHI NV Board and Board committee meetings during the financial year:

	Boards of Directors						Committee Meetings
									Nominating and
Member	Supervisory		Joint Board		Audit		Remuneration		Governance

	H	A	H	A	H	A	H	A	H	A

AG McGregor	5	5	8	8	7	7	3	3	3	3
MR Brown	5	5	8	8	7	7	—	—	3	3
M Hellicar	5	5	8	8	7	7	3	3	—	—
MJ Gillfillan	5	5	8	8	7	6	—	—	3	3
JRH Loudon	3	3	6	5	—	—	—	—	1	1
GJ Clark	3	3	6	5	—	—	1	1	—	—
MM Koffel	2	2	2	2	—	—	—	—	—	—
	Management
PD Macdonald	6	6	8	8	—	—	—	—	—	—
DE Cameron	4	4	—	—	—	—	—	—	—	—

H	=	Number of meetings held during the time the Director held office or was a member of the Committee during the financial year.

A	=	Number of meetings attended during the time the Director held office or was a member of the Committee during the financial year.

Directors’ relevant interests in JHI NV securities:

	Shares/ CUFS					Options

				Non	Total	Total (all
	Beneficial	Beneficial	Beneficial	beneficial	shares/CUFS	beneficial)

						13 May
	6 May 02	27 Aug 02	13 May 03	13 May 03	13 May 03	03

Supervisory Board Members	Reported in last year’s report	SBSP Note (1)		Note (2)	Date of this report	Note (3)
AG McGregor	3,490,794	1,641	3,492,435	5,121,200	8,613,635	—
M Hellicar	2,761	2,948	5,709	—	5,709	—
MR Brown	10,000	1,641	11,641	—	11,641	—
MJ Gillfillan	50,000	1,641	51,641	—	51,641	—
JRH Loudon	—	1,641	1,641	—	1,641	—
GJ Clark	—	6,688	6,688	—	6,688	—
Managing Board Member		Market purchase

PD Macdonald	81,000	180,000	261,000	—	261,000	3,774,000

Notes

(1)  Supervisory Board Share Plan (“SBSP”) allotment was at A$6.71 per JHI NV share/CUFS under the terms of the SBSP approved by JHI NV shareholders at the 2002 Annual General Meeting. Each participant’s mandatory participation of 1,641 JHI NV shares/CUFS is subject to voluntary escrow period ending on 27 August 2004.

(2)  No change occurred to non beneficial holdings between the date of last year’s Directors’ Report being 6 May 2002 and the date of this report.

(3)  Note 5.3 to the Consolidated Financial Statements sets out details of options granted by JHI NV under the PD Macdonald 2002 Share Option Plan.

Options

Note 5.3 to the JHI NV Consolidated Financial Statements sets out details of JHI NV options granted and options exercised.

Insurance and indemnification of Directors and officers Review of operations

During the fiscal year, James Hardie paid premiums for insurance policies insuring any past, present or future director, secretary, executive officer or employee of James Hardie, including the JHI NV Directors named above, against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the JHI NV Articles of Association, every officer of JHI NV is indemnified (to the maximum extent permitted by law) out of property of JHI NV against:

a)	a liability to another person (other than JHI NV or a related body corporate) unless the liability arises out of conduct involving a lack of good faith;

b)	a liability for costs and expenses incurred by the person:

i)	in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

ii)	in connection with an application in relation to such proceedings in which the court grants relief to the person under relevant legislation.

Principal activities

Principal activities of James Hardie during the financial year were the manufacture of fibre cement products in: the USA, Australia, New Zealand, Philippines and Chile.

Review of operations

A review of James Hardie’s operations during the fiscal year and of the results of those operations is contained in the Financial and Operating Highlights on pages 2–5 of the Annual Report, in the Summary of Business Operations on pages 16 and 17 of the Annual Report and in Management’s Discussion and Analysis (MD&A) on pages 38-43 of the Annual Report.

Significant changes in state of affairs

During the fiscal year, James Hardie:

•	settled on 25 April 2002 the US$345 million sale of its Gypsum business,

•	paid a capital return to shareholders of US 20 cents per share in November 2002,

•	retired US$60.0 million of long-term debt in December 2002,

•	received US$48.4 million net sale proceeds for the former Las Vegas Gypsum land in March 2003, and

•	expanded USA fibre cement capacity at the Blandon, Pennsylvania, USA plant, commencing construction of a dedicated panel plant at Waxahachie, Texas, USA and a pilot roofing plant at Fontana, California, USA.

The Directors are not aware of any other significant change in the state of affairs of James Hardie during the fiscal year which is not covered in the Annual Report.

Post financial year events

The Directors are not aware of any matter or circumstance not otherwise dealt with in the Annual Report that has significantly or may significantly affect the operations of James Hardie, other than contained in the Chief Executive Officer’s Report on pages 8 and 9 of the Annual Report.

Financial position, outlook and future needs

The financial position, outlook and future needs are set out in the Chief Executive Officer’s Report on pages 8 and 9 of the Annual Report and the Financial Review on pages 34 and 35 of the Annual Report. In the Board’s opinion, any further disclosure of information would prejudice James Hardie’s interests.

Research and Development

Information on James Hardie’s Research and Development opportunities are set out in the Chief Executive Officer’s Report on pages 8 and 9 of the Annual Report and in the section entitled Unique Technology Driving High Growth on pages 10 to 13 of the Annual Report.

Employees

Information on James Hardie employees is set out on pages 28 and 29 of the Annual Report.

Environmental regulations and performance

The manufacturing and other ancillary activities conducted by James Hardie are subject to licenses issued under environmental laws that apply in each respective location.

Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits. In addition, dust and odour emissions from the sites are regulated by local government authorities.

Solid wastes are removed to licensed landfills and a program is in place to reduce waste produced from the manufacturing process.

James Hardie has in place an integrated environmental, health and safety management system which includes regular monitoring, auditing and reporting within James Hardie. The system is designed to continually improve James Hardie’s performance and systems with training, regular review, improvement plans and corrective action as priorities.

Further information on James Hardie’s environmental aims is set out on pages 30 and 31 of the Annual Report.

Dividends

The JHI NV Board has declared a dividend of US2.5 cents per share. CUFS holders will be paid the dividend in Australian currency on 2 July 2003. ADR holders will receive payment in US currency.

JHI NV paid a dividend of US2.5 cents per share (A4.28 cents per CUFS) on 30 January 2003. ADR holders received payment in US currency.

JHI NV paid a dividend of US5 cents per share (A9.17 cents per CUFS) on 1 November 2002. ADR holders received payment in US currency.

Capital Return

The JHI NV Board will seek shareholder approval to make a capital return of 13.05 Euro cents (US15 cents) per share.

The record date and payment date will be advised at a later date. Payment is not expected to be made before November 2003.

JHI NV made a capital return of US20 cents per share (A38.04 cents per CUFS) on 15 October 2002. Payment was made to CUFS holders in Austalian curreny on 1 November 2002. ADR holders received payment inn US currency.

Directors’ and executives’ emoluments

James Hardie aims to provide competitive total compensation by offering a package of fixed pay and benefits and performance variable pay, based on both long and short-term incentives.

James Hardie’s executive compensation program is based on a pay for performance policy that differentiates compensation amounts based on an evaluation of performance results in three basic areas: corporate, business unit and individual. The program is administered by the Remuneration Committee. The Remuneration Committee reviews and approves all individual compensation recommendations for senior executives. The composition and responsibilities of the Committee are set out in the Corporate Governance section on pages 51-55 of the Annual Report and further information is available on the company’s website at www.jameshardie.com

The Chief Executive Officer makes recommendations to the Remuneration Committee on the compensation of James Hardie’s key executives, based on assessments and advice from independent compensation consultants regarding the compensation practices of James Hardie and others specific to the countries in which James Hardie operates. However, the Remuneration Committee makes the final compensation decisions concerning these officers, the objectives being to:

–	Provide fixed pay (base salaries) to attract and retain key executives who are critical to James Hardie’s long-term success by providing a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual’s capability, experience and performance. Base pay for management typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups.

–	Provide annual variable compensation awards that reward increases in James Hardie’s economic profit, as well as achievement of agreed business outcomes. Target incentive amounts are designed to be competitive by providing top quartile bonus payments for top quartile performance.

–	Reinforce the executive officers’ alignment with the financial interest of shareholders by providing equity-based incentives (ie, share options). Award levels are determined based on market standards and the individual’s responsibility, performance and potential to enhance shareholder value. The Remuneration Committee uses the dilution-based methodology to determine the appropriate number of options to grant each year and benchmarks peers to allocate the shares appropriately to the executives.

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are determined by the Remuneration Committee and formalised in service agreements.

Remuneration of non-executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Shareholders at the 2002 JHI NV Annual General Meeting approved, in accordance with ASX Listing Rule 10.14, effective for a 3-year period, a Supervisory Board Share Plan (SBSP). Under the SBSP, members of the Supervisory Board are required to accept at least US$10,000 of their annual fees in ordinary shares/CUFS in JHI NV which are subject to a 2 year restricted trading period. Under the SBSP, members of the Supervisory Board will also be entitled to receive a greater proportion of their remuneration in JHI NV shares if they so elect. The issue price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue. Non-executive Directors Messrs AG McGregor and MR Brown and Ms M Hellicar also have accrued retirement benefits up to July 2002 in accordance with a discontinued shareholder-approved plan and receive Australian mandate 9% superanuation guarantee contributions on their fees. The Joint Board uses an independent expert to benchmark Directors’ remuneration against peer companies.

Details of the nature and amount of each element of the emoluments of each Director of JHI NV and each of the five current officers of JHI NV and James Hardie receiving the highest emoluments are set out in the following tables:

JHI NV Directors’ emoluments

	Directors’		JHI NV
	Cash Fees	Superannuation	Stock (1)	Total
Non-executive Directors	US$	US$	US$	US$

AG McGregor	129,832	21,097	10,000	160,929
MR Brown	38,833	6,764	10,000	55,597
M Hellicar	28,833	5,461	20,000	54,294
MJ Gillfillan	38,833	—	10,000	48,833
JR Loudon	26,667	—	10,000	36,667
GJ Clark	—	—	50,000	50,000
Former Director:
MM Koffel	11,225	—	—	11,225

Total emoluments for non-executive Directors	274,223	33,322		417,545

(1)  The annual allocation to non-executive Directors of JHI NV stock to the value of US$10,000 was approved by shareholders at the last Annual General Meeting held on 19 July 2002. The non-executive Directors can elect to take additional stock in lieu of fees.

				Superannuation
	Base		Total	and other	Shadow Share	Expatriate
	Pay	Bonuses	Cash Pay	Benefits	&Options(1)	Benefits
Executive Directors	US$	US$	US$	US$	US$	US$

PD Macdonald	775,000	1,409,200	2,184,200	25,182	467,399	—
Former Director:
DE Cameron	218,325	87,110	305,435	20,406	1,630	154,482

Total emoluments for executive Directors	993,325	1,496,310	2,489,635	45,588	469,029	154,482

(1)  Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

Emoluments of five most highly remunerated current officers excluding JHI NV Directors

						Relocation
						Allowances
				Superannuation	Shadow	and other
			Total Cash	and other	Share &	Non-
	Base Pay	Bonuses	Pay	Benefits (1)	Options (2)	recurring
	US$	US$	US$	US$	US$	US$

Louis Gries	390,846	763,270	1,154,116	82,843	155,942	—
Phillip Morley	313,740	395,605	709,345	162,569	290,446	109,483
Don Merkley	255,577	384,625	640,202	47,267	92,100	—
Peter Shafron	303,556	334,715	638,271	55,162	202,192	37,291
Dave Merkley	249,231	348,579	597,810	50,269	62,667	—

(1)  Gross up of tax on the increase/decrease in the investment value of superannuation is included for expatriate executives.

(2)  Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

This report is made in accordance with a resolution of the Directors of the Joint Board.

AG McGregor	PD Macdonald
Chairman Supervisory and Joint Boards	Chief Executive Officer and Chairman Managing Board

Annual report of the directors

Amsterdam
26 June, 2003

Board of Directors,

Supervisory Board
A G McGregor	M R Brown

M J Gillfillan	M Hellicar

J Loudon	G Clark

Managing Board
P D MacDonald

Consolidated Balance Sheet as at 31 March 2003
(before proposed appropriation of result)

	31 March
	2003		2002

Assets
Fixed Assets
Intangible fixed assets	3.3		3.6
Tangible fixed assets	521.3		451.0
Prepaid pension cost	—		8.9
Deferred tax assets	21.4		5.8
Discontinued operations	—		228.4

		$546.0		$697.7
Current assets
Discontinued operations	—		41.4
Stocks	75.2		65.4
Receivables	99.5		90.6
Refundable income taxes	20.4		9.9
Prepaid expenses and other current assets	6.6		7.2
Deferred tax assets	23.1		22.6
Securities	6.0		6.7
Cash at banks and in hand	55.1		31.1

		285.9		274.9

		$831.9		$972.6

Liabilities
Group equity
Shareholders’ equity		439.0		375.5
Provisions - Product waranties		14.8		17.7
Long-term debt	165.0		325.0
Deferred tax liabilities	65.5		23.0
Other liabilities	18.3		12.0

Long-term liabilities		248.8		444.5
Accounts payable and accrued liabilities	75.2		59.7
Short-term debt	8.8		4.9
Accrued payroll and employee benefits	31.7		25.7
Income taxes payable	8.7		18.3
Other liabilities	4.9		6.7

Current liabilities		129.3		134.9

		$831.9		$972.6

Consolidated Profit and Loss account 2003

		2003		2002

Net turnover		803.7		606.9
Cost of sales		(501.9)		(401.6)

Gross operating result		301.8		205.3
Selling expenses	(56.6)		(42.6)
General and administrative expenses	(113.7)		(114.4)

Costs		(170.3)		(157.0)

Net sales margin		131.5		48.3
Other operating income		0.7		(0.4)
Financial income and expenses		(19.9)		(16.0)

Result on ordinary activities before taxation		112.3		31.9
Taxation on result on ordinary activities		(27.0)		(3.6)

Result on ordinary activities after taxation		85.3		28.3
Extraordinary result after taxation		85.1		2.5

Result after taxation		170.4		30.8
Share third parties		0		0

Net result after taxation		$170.4		$30.8

Consolidated Cash Flow statement 2002

	2003	2002

Cash flows from operating activities:
Net income	$170.4	$30.8
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	(84.8)	(2.0)
(Gain) loss on disposal of investments and negotiable securities	(0.4)	1.3
Depreciation and amortisation	28.7	39.9
Deferred income taxes	(10.6)	(0.6)
Prepaid pension cost	(0.3)	(0.7)
Tax benefit from stock options exercised	0.8	0.2
Share options compensation	1.9	1.8
Other	—	(0.4)
Changes in operating assets and liabilities:
Accounts receivable	(10.8)	(32.1)
Prepaids and other current assets	(9.9)	3.0
Stock	(8.5)	16.4
Accounts payable	14.5	(4.7)
Accrued liabilities and other liabilities	(26.3)	23.7

Net cash provided by operating activities	64.7	76.6

Cash flows from investing activities:
Purchases of property, plant and equipment	(90.2)	(52.4)
Proceeds from sale of property, plant and equipment	49.0	0.3
Payments for subsidiaries and businesses, net of cash acquired	—	(40.8)
Proceeds from disposal of subsidiaries and businesses, net of cash invested	334.4	7.3
Proceeds from sale and maturity of investments	1.1	4.4
Collections on loans receivable	0.7	4.0
Cash transferred on establishment of ABN 60 Foundation	(57.1)	—

Net cash provided by (used in) investing activities	237.9	(77.2)

Cash flows from financing activities:
Proceeds from borrowings	5.5	230.4
Repayments of borrowings	(160.0)	(342.3)
Proceeds from issuance of shares	4.2	113.9
Repayments of capital	(94.8)	(22.5)
Dividends paid	(34.3)	(20.3)

Net cash used in financing activities	(279.4)	(40.8)

Effects of exchange rate changes on cash	0.8	(2.6)
Net increase (decrease) in cash and cash equivalents	24.0	(44.0)
Cash and cash equivalents at beginning of period	31.1	75.1

Cash and cash equivalents at end of period	55.1	31.1

Components of cash and cash equivalents:
Cash at bank and on hand	40.2	11.1
Short-term deposits	14.9	20.0

Cash and cash equivalents at end of period	$55.1	$31.1

Supplemental disclosure of cash flow activities:
Cash paid during the period for interest, net of amounts capitalised	$28.1	$25.8
Cash paid (refunded) during the period for income taxes, net	$77.3	$(10.2)

               Notes to the Consolidated Balance Sheet and Profit and Loss account

1 General

1.1 Activities

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Chile. Prior to 25 April 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.

1.2 Group structure

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

1.3 Consolidation

The consolidated annual accounts comprise the financial information of James Hardie Industries N.V and of its investments in which it exercises a controlling interest. These investments are fully included in the consolidation.

The consolidated annual accounts comprise the financial information of the following companies:

Name of Company	Jurisdiction of Establishment

Artisan Roofing Products LLC	United States
James Hardie Australia Pty Ltd	Australia
James Hardie Building Products Canada Inc.	Canada
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie Fibre Cement Pty Ltd	Australia
James Hardie Fibrocementos Limitada	Chile
James Hardie International Finance B.V.	Netherlands
James Hardie New Zealand Ltd	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research Pty Ltd	Australia

A number of small majority shareholdings that are separately and jointly of negligible importance have been excluded from consolidation.

1.4 Notes to the cash flow statement

The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdraft forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates. Exchange differences affecting cash items are shown separately in the cash flow statement. Income and expenses in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities. Dividends paid have been included in the cash flow from financing activities.

2 Principles of valuation of assets and liabilities

2.1 General

The annual accounts are prepared in accordance with accounting principles generally accepted in the Netherlands. The annual accounts are prepared in US$. Assets and liabilities are valued at face value, unless otherwise indicated.

2.2 Comparison with prior year

The principles of valuation and determination of result remained unchanged compared to the prior year, except for the presentation of the cash dividend to be paid out to holders of ordinary shares in respect of the financial year under review.

2.3 Foreign currencies

Balance sheet items relating to assets and liabilities denominated in currencies other than the US$ are translated at the rate of exchange prevailing on balance sheet date, except insofar as the exchange risk has been hedged. In those cases valuation occurs at the forward rates agreed upon. The resulting exchange rate differences are credited or charged to the profit and loss account, apart from those on long-term loans, which relate to the financing of a foreign investment. These exchange differences are directly added to or charged against reserves, as component of the legal reserve investments in affiliates and associates. Transactions in foreign currency during the period have been incorporated in the annual accounts at the rate of settlement.

The annual accounts of group companies denominated in other currencies than the US$ are translated at the exchange prevailing on balance sheet date. The exchange difference for the initial capital and for the equity movements in the course of the financial year are directly added to or charged against shareholders’ equity.

2.4 Intangible fixed assets

Goodwill is calculated as the difference between cost price and the net asset value of the shareholdings acquired. Goodwill is capitalised and amortised on a straight-line basis over the estimated useful economic life with a maximum of 20 years. Permanent decreases in value as at balance sheet date are taken into account.

2.5 Tangible fixed assets

Land and buildings are valued at acquisition cost plus additional expenses less straight-line depreciation over the estimated useful economic life. Permanent impairment of assets as at balance sheet date are taken into account.

Other fixed assets are valued at acquisition or manufacturing cost plus additional expenses less straight line depreciation over the estimated useful economic life, or lower market value.

Assets not used in operations are valued at expected direct realisable value.

2.6 Stocks

Stocks of raw materials and consumables are valued at purchase prices, using the FIFO method (first in, first out) or lower market value. Stocks of semi-finished articles and trade goods are valued at the lower of cost and market value. Cost consists of all direct costs of acquisition or manufacturing and transportation expenses incurred. The costs of manufacturing include direct labour expenses and an uplift for indirect fixed and variable expenses relating to the manufacturing. A mark up for indirect costs, mainly in respect of housing, administrative and general administration expenses is also taken into account.

Work in progress is valued at direct material and labour expenses with an uplift for fixed and variable indirect costs relating to the manufacturing. A mark-up for indirect costs, mainly in respect of housing, administrative and general administration expenses, is also taken into account.

Provisions for expected losses are made at the moment they are foreseeable, and are deducted from work in progress. Invoiced instalments and prepayments by customers are also deducted from work in progress. Instalments that exceed the deferred costs per work are included under current liabilities.

2.7 Receivables

Receivables are valued at face value less a provision for possibly uncollectable accounts.

2.8 Securities (included under current assets)

Listed securities are valued at market value; unlisted securities are valued at the lower of cost or market value.

2.9 Provisions

Provisions are set up in respect of actual or specific risks and commitments existing at balance sheet date, of which the size is uncertain but can be estimated using a reliable method. Pension provisions are valued at present value based on actuarial principles. The other provisions are recognised at face value.

2.10 Deferred tax assets and liabilities

Deferred tax assets and liabilities are included in respect of the timing differences in valuation of assets and liabilities for annual account purposes and tax purposes. The deferred tax assets and liabilities are calculated based on tax rates prevailing at the year end or applicable future tax rates, in so far as already decredd by law. Deferred tax assets, including those resulting from loss carry-forwards, are valued if it can be reasonably assumed that these will be realised. The deferred tax assets and liabilities are included at face value.

3 Principles of determination of result

3.1 General

The result represents the difference between the value of the goods delivered and costs for the year. The results on transactions are recognised in the year they are realised; losses are taken as soon as they are foreseeable.

3.2 Exchange rate differences

Exchange rate differences arising upon the settlement of monetary items are recognised in the profit and loss account in the period that they arise. Exchange rate differences on long-term loans relating to the financing of foreign participations are directly taken to shareholders’ equity.

3.3 Net turnover

Net turnover represents the amounts charged/chargeable to third parties for goods delivered in the reporting year less discounts and excluding VAT.

3.4 Cost of sales

Cost of sales represents the direct and indirect expenses attributable to turnover.

3.5 Costs

Costs are recognised at the historical cost convention and are allocated to the reporting year to which they relate.

Depreciation on buildings is based on acquisition cost; depreciation on other fixed assets is based on purchase price or manufacturing cost. Land is not depreciated. Depreciation is provided by the straight-line method over the estimated useful economic life.

3.6 Selling expenses

Selling expenses concern the direct expenses of the sales activities. Selling expenses also include warehouse charges for finished goods and trade goods and the transport costs relating to the sales transactions.

3.7 General and administrative expenses

General and administrative expenses include the expenses of the Board of Directors and the corporate department.

3.8 Extraordinary items

This relates to items coming under result from ordinary activities for which, for the purposes of comparison, separate notes are included based on the nature, extent or incidental character of these items.

3.9 Taxation

Tax on result is calculated by applying the current rate to the result for the financial year in the profit and loss account, taking into account tax losses carry-forward and tax exempt profit elements and after inclusion of non-deductible costs.

4 Notes to the consolidated balance sheet

4.1 Intangible fixed assets

		Trademarks,
	Goodwill	Patents	Other	Total
1 April 2002
Acquisition or manufacturing costs	$2.1	$2.2	$—	$4.3
Accumulated decreases in value and amortisation	(0.2)	(0.5)	—	(0.7)

Book value	1.9	1.7	—	3.6
Movements 2003
Exchange differences	(0.1)	—	—	(0.1)
Amortisation	(0.1)	(0.2)	—	(0.3)
Additional Minimum pension liability	—	—	0.1	0.1

	(0.2)	(0.2)	0.1	(0.3)

31 March 2003
Acquisition or manufacturing costs	2.0	2.2	0.1	4.3
Accumulated decrease in value and amortisation	(0.3)	(0.7)	—	(1.0)

Book value	$1.7	$1.5	$0.1	$3.3

Amortisation rate	5.3%	11.8%	0.0%	8.3%

4.2 Tangible fixed assets

			Machinery
			and	Assets under
	Land	Buildings	Equipment	construction	Total

1 April 2002
At cost	$5.3	$92.0	$382.4	$96.8	$576.5
Accumulated decrease in value and deprecaition	—	(16.3)	(109.2)	—	(125.5)

Book value	5.3	75.7	273.2	96.8	451.0
Movements 2003
Additions	3.3	25.5	51.2	10.2	90.2
Disposals			(1.0)		(1.0)
Exchange differences		1.2	6.7		7.9
New consolidations					0
Deconsolidations					0
Depreciation		(3.5)	(23.9)		(27.4)
Revaluations					0
Impairment charge					0
Other movement			0.6		0.6

	3.3	23.2	33.6	10.2	70.3
31 March 2003
At cost	8.6	118.7	439.9	107.0	674.2
Accumulated decrease in value and depreciation	—	(19.8)	(133.1)	—	(152.9)

Book value	$8.6	$98.9	$306.8	$107.0	$521.3

Depreciation rates	0%	16.7%	30%	0%	23%

In the financial year an amount of US$1.7 million was capitalised for interest on buildings and plants under construction.

4.3 Stocks

	31 March
	2003	2002

Raw materials and consumables	$17.0	$22.4
Work in progress	4.5	4.1
Finished goods	55.4	40.9
Provisions for obsolete goods and raw materials	(1.7)	(2.0)
Less: progress billing on work in progress	—	—

	$75.2	$65.4

Work-in-process includes amounts related to construction contracts. The net amount of contracts-in-progress less advance billings was determined after deducting payments and progress billings of $1.2 million and $2.9 million as of 31 March 2003 and 2002, respectively. The billings in excess of incurred costs are recorded as current liabilities of $0.2 million and $0.3 million as of 31 March 2003 and 2002, respectively. Contract costs were $1.4 million and $3.2 million as of 31 March 2003 and 2002, respectively.

4.4 Receivables

	31 March
	2003	2002

Trade debtors	$81.6	$68.1
Taxation - VAT	5.0	5.0
Other receivables	5.9	7.9
Allowances for doubtful accounts	(1.1)	(0.7)
Long-term receivables	3.7	5.5

	$95.1	$85.8

At 31 March 2003 and 2002, loans totalling $197,130 and $414,430 were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2003 and 2002, repayments totalling $95,239 and $166,161, respectively, were received in respect of the Plan from DE Cameron, AT Kneeshaw, PD Macdonald, RH Markham, JL Moller, PG Morley, DAJ Salter and GA Stanmore. During fiscal year 2003 a director of JHI NV subsidiaries was appointed with a loan of $28,541. During fiscal years 2003 and 2002, directors resigned with loans outstanding totalling $201,840 and $521,777, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

4.5 Securities

	31 March
	2003	2002

Marketable securities at cost	$3.2	$3.9
Unrealised gains	1.1	1.1

Marketable securities at fair value	4.3	5.0
Other securities at cost approximating fair value	1.7	1.7

Total securities	$6.0	$6.7

4.6 Cash at banks and in hand

Cash at banks and in hand includes deposits of US$14.9 with a term of 3 months maximum.

4.7 Provisions

Movements in provisions are specified as follows:

				Medical
	Payroll &			Research and
	Employee	Product		Compensation
	benefits	Waranties	Taxes	Fund	Other	Total
1 April 2002	$25.7	$17.7	$41.3	$50.2	$18.7	$153.6
Additions	6.0	0.1	32.9	—	4.5	43.5
Releases	—	(3.3)	—	(50.2)	—	(53.5)
Foreign currency translation adjustment	—	0.3	—	—	—	0.3

31 March 2003	$31.7	$14.8	$74.2	$—	$23.2	$143.9

The provision for deferred tax liabilities is formed in respect of the timing differences between valuation of the tangible fixed assets and work in progress for annual account purposes and that for tax purposes.

The provision in respect of reorganisation costs relates to the costs directly connected with reorganisations in progress. The reorganisation provision is formed at the moment that a detailed plan for the reorganisation has been formalized and this plan is announced.

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

US$ 91.3 million of the provisions is of a long-term nature (exceeding one year).

4.8 Long-term liabilities

			31 March
			2003	2002
	Term 1-5	Term >5
	years	years	Total	Total
Loans from credit instituitions	$78.5	$86.5	$165.0	$325.0

The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of $165.0 million. Principal repayments are due in seven installments that commence on 5 November 2004 and end on 5 November 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable in May and November each year.

     Currency

All loans are contracted in US$.

4.9 Indemnities granted

None of the assets are pledged as security for the redemption of amounts payable to credit instituitions.

4.10 Contingencies and commitments

     Long-term financial obligations
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2003:

Years Ended 31 March:
2004	$10.2
2005	9.4
2006	8.8
2007	8.5
2008	7.5
Thereafter	43.8

Total	$88.2

Rental expense amounted to $9.0 million and $8.0 million for the years ended 31 March 2003 and 2002, respectively.

     Contingent liabilities

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cashflows.

5.     Notes to the consolidated profit and loss account

5.1 Segmentation of net turnover

	2003	2002

Operating segment
USA Fibre Cement	$599.7	$444.8
Asia Pacific Fibre Cement	194.4	156.9
Other Fibre Cement	9.6	4.2

Segments total	803.7	605.9
General Corporate	—	1.0

Worldwide total from continuing operations	$803.7	$606.9

	2003	2002

Geographic segment
USA	$605.0	$447.3
Australia	124.7	100.7
New Zealand	51.7	38.0
Other countries	22.3	19.9

Segments total	803.7	605.9
General corporate	—	1.0

Worldwide total from continuing operations	$803.7	$606.9

5.2 Wages, salaries and social security costs

The selling and administration expenses include wages and salaries, and social security costs. These can be broken down as follows:

	31 March
	2003	2002

Wages and salaries	49.8	35.7
Pension costs	6.5	3.4
Other social security costs	1.8	1.4

	58.1	40.5

The pension costs are determined based on the premiums payable in respect of the financial year and the proportionately calculated purchase prices to redeem the past-service liabilities incurred in the financial year and premiums.

5.3 Stock-Based Compensation

At 31 March 2003, the Company had the following stock-based compensation plans: Three Peter Donald Macdonald Share Option Plans; the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; the KMEIP Option Plan and two Shadow Stock Plans. Prior to fiscal year 2003, the Company elected to follow the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and to provide the pro forma disclosures required under SFAS No. 123.

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest (see Note 2).

The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in 2003 and 2002:

	2003	2002

Dividend yield	2.9%	4.1%
Expected volatility	27.0%	22.3%
Risk free interest rate	2.9%	3.3%
Expected life in years	4.6	3.1
Weighted average fair value at grant date	A$1.12	A$0.77

Compensation expense arising from stock option grants as determined using the Black-Scholes model was $1.9 million, $1.6 million and $0.1 million for the years ended 31 March 2003, 2002 and 2001, respectively. All prior periods presented have been restated to reflect the compensation costs that would have been recognised had the recognition provisions of SFAS No. 123 been applied to all options granted after 31 March 1995. As a result of this change in accounting method, a transition adjustment consisting of a $1.1 million increase in retained earnings and a $1.1 million decrease in additional paid-in capital has been reflected in the accompanying consolidated statements of shareholders’ equity as of 1 April 2000, to reflect the effect on these accounts for periods from 1 April 1995 (the date of initial application of SFAS No. 123) through 31 March 2000.

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan

On 17 November 1999, 1,200,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at a price of A$3.87 payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 1,200,000 shares of JHI NV common stock at an exercise price of A$3.87 per share. As with the original JHIL option grant, this stock option plan vests and becomes exercisable in three equal installments of 400,000 shares after 17 November 2002, 2003 and 2004. The JHI NV plan contains the same terms as the JHIL plan. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald’s termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2001

On 12 July 2001, 624,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan 2001. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at the price of A$5.45 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 624,000 shares of JHI NV common stock at an exercise price of A$5.45 per share. The options may only be exercised if the Company meets certain performance hurdles. The first 468,000 options are exercisable after 12 July 2004 if JHI NV’s total shareholder return (“TSR”) is equal to or greater than the median TSR for the Company’s peer group as set out in the plan. For every 1% that JHI NV’s TSR is greater than the median peer group’s TSR, an additional 6,240 options are exercisable, up to 156,000 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald’s termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2002

On 19 July 2002, 1,950,000 options were granted by JHI NV at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHI NV, under the Peter Donald Macdonald Share Option Plan 2002. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV at the price of A$6.30 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. The options may only be exercised if the Company meets certain performance hurdles. The first 1,462,500 options are exercisable after 19 July 2005 if JHI NV’s TSR is equal to or greater than the median TSR for the Company’s peer group as set out in the plan. For every 1% that JHI NV’s TSR is greater than the median peer group’s TSR, an additional 19,500 options are exercisable, up to 487,500 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 for the November 2002 return of capital.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald’s termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of 18 months after the date on which Mr. Macdonald dies or 18 months after he ceases to be employed by JHI NV.

Executive Share Purchase Plan

Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan. Under the terms of the Plan, eligible executives had purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of $0.2 million and $0.1 million for the years ended 31 March 2002 and 2001, respectively. No shares were issued to executives during fiscal years 2003, 2002 and 2001.

2001 Equity Incentive Plan

On 3 December 2002 and 17 December 2001, 4,037,000 options at an exercise price of A$6.66 and 4,248,417 options at an exercise price of A$5.65, respectively, were granted by JHI NV at fair market value to management and other employees of the Company under the JHI NV 2001 Equity Incentive Plan. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the 17 December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

KMEIP Option Plan

On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

		October
		2001
		Number of
Original Shadow	Original Exercise	Options
Share Grant Date	Price	Granted	Option Expiration Date

November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010

The following table shows the movement in the Company’s outstanding options:

	2003			2002			2001

		Weighted			Weighted			Weighted
		Average			Average			Average
	Number of	Exercise		Number of	Exercise		Number of	Exercise
(In Australian dollars)	Shares	Price		Shares	Price		Shares	Price

Outstanding at beginning of year	10,969,562	A$	4.54	1,200,000	A$	3.87	1,200,000	A$	3.87
Granted	5,987,000		6.42	10,341,246		4.37	—		—
Exercised	(2,059,879)		3.57	(496,257)		3.75	—		—
Forfeited	(1,486,659)		4.95	(75,427)		5.65	—		—

Outstanding at end of year	13,410,024	A$	5.20	10,969,562	A$	4.54	1,200,000	A$	3.87

Options exercisable at 31 March	1,948,346	A$	4.17	1,122,022	A$	3.70	—	A$	—

The following table summarizes information about the Company’s stock options outstanding at 31 March 2003:

(In Australian dollars)	Options Outstanding				Options Exercisable

		Weighted
		Average
		Remaining	Weighted		Number	Weighted
	Number	Contractual	Average		Exercisable	Average
Range of Exercise	Outstanding at	Life (in	Exercise		at 31 March	Exercise
Prices	31 March 2003	years)	Price		2003	Price

A$3.30	1,777,763	7.6	A$	3.30	382,279	A$	3.30
3.34	847,670	6.6		3.34	341,490		3.34
3.39	1,200,000	6.6		3.39	400,000		3.39
4.97	624,000	8.3		4.97	—		—
5.27	3,121,591	8.7		5.27	805,577		5.27
5.92	1,950,000	9.3		5.92	—		—
6.66	3,889,000	9.7		6.66	19,000		6.66

A$3.30 to A$6.66	13,410,024	8.6	A$	5.20	1,948,346		$4.17

Shadow Stock Plans

The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV’s common stock as are equal to the number of shares of shadow stock issued to employees. The vesting period of these shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was 17 December 2001. The total number of shadow stock shares outstanding under the plans at 31 March 2003, 2002 and 2001 were 687,300 shares, 1,727,000 shares and 7,754,000 shares, respectively.

In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was 15 August 2001. The total number of shadow stock shares outstanding at 31 March 2003, 2002 and 2001 were 1,512,274 shares, 2,325,000 shares and 4,633,000 shares, respectively.

These plans have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of $1.9 million, $5.1 million and $0.8 million was recognised in fiscal years 2003, 2002 and 2001, respectively. The portion of this compensation expense (income) related to Gypsum employees was $0.9 million and ($0.2) million for the years ended 31 March 2002 and 2001, respectively.

5.4 Amortisation of intangible fixed assets and depreciation of tangible fixed assets and other changes in value

The selling and general administration expenses include amortisation, depreciation and impairment of tangible and intangible fixed assets. These can be broken down as follows:

	31 March
	2003	2002

Amortisation and depreciation
Intangible fixed assets	$0.3	$0.3
Tangible fixed assets	27.4	23.5

	$27.7	$23.8

Other changes in value
Decreases in value:
Intangible fixed assets	$0.1	$0.2
Tangible fixed assets	1.0	2.4

	$1.1	$2.6

Reversal of decreases in value:
Tangible fixed assets	$0.6	$—

5.5 Financial income and expenses

	31 March
	2003	2002

Income(expense) from securities	$0.7	$(0.4)
Interest income	3.9	2.4
Interest expense	(23.8)	(18.4)

	$(19.2)	$(16.4)

5.6 Taxation on result on ordinary activities

The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the annual accounts and tax basis of assets and liabilities.

The total tax burden in the financial year of US$ can be determined as follows:

	2003	2002

Income tax expense computed at the statutory tax rates	$(38.1)	$(11.9)
US state income taxes, net of the federal benefit	(1.2)	0.9
Benefit from Dutch financial risk reserve regime	11.9	2.6
Expenses not deductible	(4.7)	(1.3)
Non-assessable items	—	9.3
Losses not available for carryforward	(1.4)	(3.9)
Taxes related to 2001 Reorganization	3.5	(18.7)
Net operating losses brought back to account	13.0	18.7
Increase in reserves	(10.0)	—
Other items	—	0.7

Total income tax (expense) benefit	$(27.0)	$(3.6)

Effective tax rate	24.0%	11.3%

The income tax (expense) benefit computed at the statutory tax rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pretax income income attributable to that jurisdiction.

Prior years’ Australian legislation reduced the country’s income tax rate from 34% to 30% in the year ended 31 March 2002. Consequently Consequently, the Company adjusted its Australian deferred tax assets and liabilities using the appropriate tax rate for the period in which the related timing differences are expected to reverse.

Under newly enacted Australian legislation, the Company’s Australian entities have elected to enter into a single tax consolidation group which allows the group to use previously unusable tax losses against future Australian taxable income. Accordingly, the Company has reversed $13.0 million in valuation allowance during the year ended 31 March 2003 that represents the estimate of the amount of the tax benefit of these losses the Company believes that it will be able to realise.

5.7 Extraordinary result after taxation

	2003	2002

Disscontinued operations:
Net sales	$18.7	$247.6
Income before income tax expense	1.8	0.9
Income tax expense	(0.7)	(0.4)

Net income	$1.1	$0.5

On 13 March 2002, the Company announced that it had signed an agreement to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $81.4 million was recorded representing the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million. The sale resulted in income tax expense of US$ 26.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

6.0 Supplementary information

6.1 Employees

As of 31 March 2003 2,920 employees were employed by the Company, allocated by business segment as follows:

	31 March
	2003	2002

USA Fibre Cement	1,500	1,177
Asia Pacific Fibre Cement	996	1,041
Research and Development	107	51
Other	283	109
Corporate	34	34

Total from continuing operations	2,920	2,412

6.2 Financial instruments

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At 31 March 2003 and 2002, the Company had not entered into contracts to hedge these exposures.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2003 and 2002, there were no such material contracts outstanding.

Derivatives

In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fibre cement products. The original contract term was effective from 1 September 2000 to 31 August 2005, with settlement payments due each month. On 2 December 2001, the counter party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a $6.2 million liability and was recorded in other non-current liabilities at 31 March 2002. Also a current payable of $0.6 million related to the contract was recorded at 31 March 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of $5.8 million. Accordingly, a gain on settlement of the contract in the amount of $1.0 million has been recorded in other operating income during the year ended 31 March 2003.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counter parties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews.

The Company is exposed to losses on forward exchange contracts in the event that counter parties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the net fair value of all contracts outstanding with that counter party. At 31 March 2003 and 2002, total credit exposure arising from forward exchange contracts was zero.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates

At 31 March 2003, the Company had $8.8 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company’s long-term debt:

	31 March
	2003		2002

			Carrying
	Carrying Value	Fair Value	Value	Fair Value

Long-term debt
Floating	$—	$—	$100.0	$100.0
Fixed	165.0	200.7	225.0	227.5

Total	$165.0	$200.7	$325.0	$327.5

Fair values of long-term debt were determined by reference to the 31 March 2003 and 2002 market values for comparably rated debt instruments.

Balance sheet as at 31 March 2003

(before proposed appropriation of net result for the year)

US$ million	31 Mar 2003		31 Mar 2002

Non-current assets
Financial fixed assets	—		402.9
Due from group company	546.2		7.8

Total non-current assets		546.2		410.7
Current assets
Cash and bank balances	1.6		0.8
Receivables	0.6		0.2

Total current assets		2.2		1.0

Total Assets		548.4		411.7

Non-current liabilities
Provision on negative net equity of consolidated companies	55.1		—
Due to group company	51.4		35.3

Total non-current liabilities		106.5		35.3
Current liabilities
Accounts Payable	2.9		0.9

Total current liabilities		2.9		0.9

Total liabilities		109.4		36.2

Shareholders’ equity
Called-up and paid-in share capital		269.7		205.4
Share premium account		624.4		779.3
Merger revaluation account		(623.5)		(623.5)
Retained earnings opening	18.5		15.4
Income for the year	170.4		193.2
Interim dividends paid	(34.3)		(190.1)

Retained earnings closing		154.6		18.5
Cumulative translation reserve		13.8		(4.2)

Total shareholders’ equity		439.0		375.5

Total liabilities and shareholders’ equity		548.4		411.7

Profit and loss account for the year ended 31 March 2003

US$ million	31 Mar 2003		31 Mar 2002

Income (loss)		(17.3)		(1.4)
Financial Income
Dividend income	—		34.4
Gain on disposal of subsidiaries	—		140.3
Foreign exchange losses	—		(0.1)
Interest expense	—		(0.4)
Share in income of subsidiaries	187.7		20.4

		187.7		194.6

Income before taxation		170.4		193.2
Taxation benefit		—		—

Net Income		170.4		193.2

1.     General

At 31 March 2001, James Hardie Industries N.V. (the “Company”), formerly RCI Netherlands Holdings B.V., was a wholly owned subsidiary of RCI Lux. Investments S.A.R.L. At that date, the ultimate parent company was James Hardie Industries Limited (“JHIL”), Australia. The Company was incorporated on 26 October 1998 and is located in Amsterdam.

On 2 July 1998, JHIL, a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganization. Effective as of 1 November 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities (the “Retained Assets and Liabilities”).

On 24 July 2001, JHIL announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). In connection with the 2001 Reorganization, the Company issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that the Company became the new ultimate holding company for JHIL and JHNV. Completion of the 2001 Reorganization occurred in October 2001.

As part of the 2001 Reorganization, the Company:

-	Received a dividend and a return of capital from one of its subsidiaries

-	Sold all of its subsidiaries to other group companies and realized a gain on the disposal

-	Paid a dividend and a return of capital to its shareholders

-	Undertook a share split and converted the nominal capital into Euro denomination

-	Acquired all the shares of JHIL by issuing new shares in the Company in exchange for the JHIL shares. The Company’s investment in JHIL was recorded at the fair market value of the shares acquired based on the quoted market price of the shares on the date of Reorganization

Shortly following the 2001 Reorganization, the Company changed its accounting policy for its investment in subsidiaries. The investment in subsidiaries is now recorded using the equity accounting method to reflect the net asset value of the subsidiaries. Previously, the Company accounted for its investment in subsidiaries at historical cost. As part of the 2001 Reorganization, the subsidiaries acquired by the Company were recorded at the market capitalization value of JHIL at the date of acquisition, which was significantly higher than the net asset value of the underlying assets in the subsidiaries acquired. Following the 2001 Reorganization, the Company controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization. A merger revaluation account is accounted for to reach the historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.

2.     Basis of presentation

Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.

3.     Summary of significant accounting policies

General

The annual accounts are prepared in accordance with accounting principles generally accepted in The Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the statutory financial statements, unless indicated otherwise.

Financial fixed assets

Financial fixed assets comprise investments in subsidiaries and loans to group companies. Prior to October 2001, the investment in subsidiaries is stated at historical cost, less amounts written off for diminution in value which are considered to be of a permanent nature. From October 2001, the investment in subsidiaries is recorded using the equity accounting method to reflect the net asset value of the subsidiaries.

4. Financial fixed assets

Financial fixed assets comprise

	31 March	31 March
	2003	2002

	US$ million	US$ million
Investment in subsidiaries	(55.1)	402.9

	(55.1)	402.9

The movements in investment in subsidiaries are as follows:

	US$ million
Balance 31 March 2001 (historical cost)	780.9
Sale of shares	(633.7)
Repayment of capital	(147.2)

Subtotal after Phase 1 of 2001 Reorganization	—
Capital increase	1,993.0
Repayment of capital	(392.3)
Dividends received	(590.5)
Transfer to merger revaluation account	(623.5)
Income from investments	20.4
Translation effect	(4.2)

Balance 31 March 2002 (net asset value)	402.9
Capital increase	91.1
Repayment of capital	(754.7)
Income from investments	187.7
Translation effect	17.9

Balance 31 March 2003 (net asset value)	(55.1	)(1)
Provision on negative net equity of consolidated companies	55.1

	—

(1)  For this negative equity we form a provision of US$55.1 million. As such the carrying value of Financial fixed assets is zero.

The balance as at 31 March 2003 represents the 100% shareholding in James Hardie N.V., James Hardie Research (Holdings) Pty Ltd, James Hardie Fibrocementos Limitada, RCI Holdings Pty Ltd and in James Hardie Building Products Inc.

5.     Non-current Group Loans

Borrowings from these companies have no fixed repayment schedule. Interest is charged using a floating interest rate which is reset quarterly. At 31 March 2003 the average interest rate was 1.7%.

6. Shareholders’ Equity

	Issued	Share	Merger		Cumulative
	and paid	premium	revaluation	Retained	translation
US$ million	in capital	account	account	earnings	reserve	Total

Balance 1 April 2002	205.4	779.3	(623.5)	18.5	(4.2)	375.5
Issuances of shares	1.2	3.0	—	—	—	4.2
Conversion of premium	157.9	(157.9)	—	—	—	—
Dividends paid	—	—	—	(34.3)	—	(34.3)
Capital return	(94.8)	—	—	—	—	(94.8)
Net income	—	—	—	170.4	—	170.4
Translation effect	—	—	—	—	18.0	18.0

Balance 31 March 2003	269.7	624.4	(623.5)	154.6	13.8	439.0

The EURO equivalent of the issued share capital at 31 March 2003 amounts to EURO 292,809,262 (2002: EURO 227,719,260).

As at 31 March 2003 the Company had 2,000,000,000 authorized shares and 457,514,598 issued shares.

7.     Taxation

The weighted average statutory tax rate of the Company as presented in these accounts differs from the Dutch statutory tax rate as a result of the Dutch fiscal treatment of the activities of the Company.

8.     Remuneration to Board of Directors Members

The remuneration to members of the Board of Directors of JHINV during the year ended 31 March 2003 was:

	Directors’		JHI NV Stock
	Cash Fees	uperannuatio	(1)	Total
Supervisory Board Directors	US$	US$	US$	US$

A.G. McGregor	129,832	21,097	10,000	160,929
M.R. Brown	38,833	6,764	10,000	55,597
M. Hellicar	28,833	5,461	20,000	54,294
M.J. Gillfillan	38,833	—	10,000	48,833
J. R. H. Loudon	26,667	—	10,000	36,667
G. J. Clark	—	—	50,000	50,000
Former Director:
M.M. Koffel	11,225	—	—	11,225

Total remuneration for Supervisory Board Directors	274,223	33,322	110,000	417,545

				Superannu
				ation and
			Total Cash	Other		Expatriate
Managing Board	Base pay	Bonuses	Pay	Benefits	Shadow Share	Benefits
Directors	US$	US$	US$	US$	and Options (2)	US$

P. D. Macdonald	775,000	1,409,200	2,184,200	25,182	467,399	—
Former director:
D. E. Cameron	218,325	87,110	305,435	20,406	1,630	154,482

Total remuneration for Managing Board Directors	993,325	1,496,310	2,489,635	45,588	469,029	154,482

(1)	The annual allocation to non-executive Directors of JHI NV stock to the value of $10,000 was approved by shareholders at the last Annual General Meeting held on July 19, 2002. The non-executive Directors can elect to take additional stock in lieu of fees.

(2)	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

Amsterdam, 26 June 2003

The Board of Managing Directors,

P.D. Macdonald

The Board of Supervising Directors,

A.G. McGregor	M.R. Brown

M.J. Gillfillan	M. Hellicar

J.R.H. Loudon	G.J. Clark

Other information

Profit appropriation according to the Articles of Association

Any profit appropriation must be in accordance with Article 42 of the Company’s Articles of Association as disclosed below.

42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (wettelijke reserves) such portion of the profit - the positive balance of the profit and loss account - as determined by the Joint Board.

42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.

42.3 Subject to the Law and these Articles, the Joint Board may resolve to declare a divided and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.

42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.

42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.

42.6 The Company can only declare dividends in so far as its shareholders equity (eigen vermogen) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (wettelijke reserves).

Proposed appropriation of the net result for the year

It is proposed to credit the net result for the period to retained earnings. This proposal has not been reflected in these financial statements.

To the Supervisory Board, Executive Director and Shareholders of James Hardie Industries N.V.

Auditors’ report

Introduction

In accordance with your instructions we have audited the financial statements of James Hardie Industries N.V., Amsterdam, for the year ended March 31, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at March 31, 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amsterdam, June 26, 2003